Mail Stop 3561

								April 5, 2006

James A. Duensing
Caterpillar Financial Funding Corporation
2120 West End Avenue
Nashville, Tennessee 37203

      Re:	Caterpillar Financial Funding Corporation
		Registration Statement on Form S-3
		Filed March 9, 2006
		File No. 333-132309

Dear Mr. Duensing:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Registration Statement on Form S-3

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. When available, please provide us with a copy of your updated sale and servicing agreement, marked to show changes from the prior sale and servicing agreement, including any changes made to comply with Regulation AB.
5. We note from pages 6 and 46 that an asset pool may use several specific types of credit enhancement, as well as "other agreements with respect to third party payments or support," and "other arrangements." Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the catch-all language noted above.
6. We note that the asset pools will include finance leases. As your base prospectus does not appear to limit the percentage of an asset pool attributable to residual values, please either revise to confirm that residual values will not make up any portion of the securitized pool balance, or expand your disclosure to provide all of the information required by Item 1111(d) and to confirm that the portion of the securitized pool balance attributable to residual values for leases will not constitute 20% or more, as measured by dollar volume, as of the measurement date. Refer to Item III.A.2.e of Release No.
333-8518.

Prospectus Supplement

General
7. We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds and payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued notes. Refer to Item 1103(a)(3)(vi) of Regulation AB.
8. We note from page 40 of the base prospectus that you contemplate using both pre-funding and revolving periods. Please provide bracketed language in the summary section of the prospectus supplement illustrating the form of disclosure you would provide for both of these features, if applicable. Refer to Item 1103(a)(5) of
Regulation AB. Additionally, we note from your disclosure on pages 6 and 40 that the pre-funding account will not exceed 50% of the related trust property. Please revise to clarify that the pre-funding account will not exceed 50% of the proceeds of the offering.
Refer to Item 1101(c)(3)(ii) of Regulation AB.
9. Your prospectus supplement currently includes two summary sections. Please revise to provide all of the information required by Item 1103 of Regulation AB in one summary section in order to avoid confusion and remove duplicative disclosure. In this regard, we note that you have included two summary discussions regarding servicing and administrative fees. Revise accordingly.

Cover Page
10. Please identify the asset type(s) being securitized per Item 1102(c) of Regulation AB.
11. When referring to transaction parties, please use the terminology set out in Regulation AB. Please refer to Item 1101(f) of Regulation
AB for the definition of issuing entity. In this regard, please revise your cover page, including the second sentence of the second paragraph in the box, to refer to the issuing entity, as opposed to the trust. Refer to Item 1102(d) of Regulation AB.
12. Please briefly describe any credit enhancement or other support for the transaction. Refer to Item 1102(h) of Regulation AB.


Structural Summary, page S-7
13. Please include a bracketed placeholder for other possible credit enhancement and derivative disclosure. We note the credit enhancement and derivatives you contemplate using as described in the base prospectus. In this regard, please ensure that your bracketed disclosure confirms that you will provide all information required by
Items 1114 and 1115 of Regulation AB with respect to third party support providers. Additionally, please include bracketed placeholders to confirm that you will identify any third parties providing credit support for 10% or more of the pool assets.
Refer
to Item 1103(a)(3)(ix) of Regulation AB.

The Owner Trustee, page S-14
14. Please expand your disclosure to provide information regarding the prior experience of the owner trustee. Refer to Item 1109(b) of
Regulation AB.

The Receivables Pool, page S-16
15. We note your disclosure at the top of page S-22. Please confirm that you will provide all applicable information required by Item
1112 of Regulation AB if any obligor is a "significant obligor" as defined by Item 1101(k).

Use of Proceeds, page S-30
16. If applicable, please expand your disclosure to provide the amount of expenses incurred in connection with the selection and acquisition of the pool assets payable from the offering proceeds. Refer to Item 1107(j) of Regulation AB.

Base Prospectus

Purchase of Receivables after the Closing Date, page 5
17. While we note your disclosure regarding prefunding and revolving periods, the disclosure in this section indicates that the trust may purchase additional receivables during a funding "or other period as specified in the prospectus supplement." Please revise to remove this catchall language and to confirm that you are referring only to a potential revolving period, or advise.

Credit and Cash Flow Enhancement, page 45
18. Please expand the disclosure in this section to provide a brief description of the types of credit enhancement you may use. Refer to
Section 1114(a) of Regulation AB.

19. We note your reference to "swaps or other interest rate protection agreements." Please revise to confirm that all derivatives you intend to use will be limited to interest or currency agreements.
20. We note from the second paragraph of this section that any form of credit enhancement may cover one or more series of notes. We also note from the third paragraph of this section that if a form of credit enhancement covers more than one series of notes, holders of notes will be subject to the risk that such credit enhancement will be exhausted by the claims of other covered series prior to receiving their share of coverage. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.
21. Please revise to clarify in the third paragraph on page 46 that
"another form of credit enhancement" available as a replacement will be limited to those specifically described in the base prospectus.

Floating Rate Notes, page 34
22. The base prospectus should specifically describe all indices that may be used to determine interest payments. Please delete any language that indicates additional indices may be added in the prospectus supplements.

Indexed Notes, page 35
23. It appears that you contemplate linking payments on the securities to an index of securities or commodities. Please note that payments on securities based on the value of an equity or commodity would not meet the definition of an asset-backed security under Regulation AB. Refer to Item 1101(c)(1) of Regulation AB and the discussion of the definition of asset-backed security in Section
III.A.2 of the Adopting Release for Regulation AB (Release Nos.
33-
8518; 34-50905). Please delete the referenced sources or provide an analysis to explain how such referenced sources would meet the definition of an asset-backed security under Regulation AB.

Available Information, page 61
24. Please update to reflect the SEC`s new address: 100 F Street, NE,
Washington, D.C., 20549.





Part II

Undertakings, page II-4
25. Please provide the new undertakings required under revised
Item
512(a) of Regulation S-K.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3454.

								Sincerely,



								Sara D. Kalin
							Branch Chief - Legal

cc:	Via Facsimile (415) 773-5759
	Mark R. Levie, Esquire
	Orrick, Herrington & Sutcliffe LLP
	405 Howard Street
	San Francisco, California 94105
James Duensing
Caterpillar Financial Funding Corporation
April 5, 2006
Page 1